RECEIVED
2006 NOV 28 A 10: 08
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Abbey Capital

06018736

1/2 Cavendish Row,
Upper O'Connell Street,
Dublin 1
tel: 353-1-828 0400
fax: 353-1-828 0499
email: info@abbeycapital.com
web: www.abbeycapital.com

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USD

SUPPL

16th November, 2006

Re: Submission of ACL Alternative Fund Ltd, file number 34999

Dear Sir/Madam,

Please find enclosed the following reports for the ACL Alternative Fund, covering the period October 1st to October 31st, 2006

- Monthly Performance Report for October
- Daily NAV's for ACL Alternative Fund for October

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by **email** going forward.

Kind Regards,

PROCESSED
DEC 01 2006
THOMSON
FINANCIAL

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

ACL Alternative Fund Limited
Daily asset value calculation
US $ Share Class A (in Base Currency)

31-Oct-06

Date	NAV
30-Sep-06	156.340
2-Oct-06	156.650
3-Oct-06	157.900
4-Oct-06	158.160
5-Oct-06	157.600
6-Oct-06	158.430
9-Oct-06	157.930
10-Oct-06	159.330
11-Oct-06	160.400
12-Oct-06	161.000
13-Oct-06	161.150
16-Oct-06	160.380
17-Oct-06	158.540
18-Oct-06	159.210
19-Oct-06	158.060
20-Oct-06	158.750
23-Oct-06	159.760
24-Oct-06	160.000
25-Oct-06	159.650
26-Oct-06	160.080
27-Oct-06	159.370
30-Oct-06	160.120
31-Oct-06	159.880